UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Press release dated November 4, 2009, relating to Tongxin
   International Ltd. Host Conference Call for Third Quarter 2009
   Financial Results at 10:00am ET on Tuesday, November 10, 2009
-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: November 5, 2009


=========================================================================
                                  EXHIBIT

Exhibit Number         Description

1. Press release dated November 4, 2009, relating to Tongxin
   International Ltd. Host Conference Call for Third Quarter 2009
   Financial Results at 10:00am ET on Tuesday, November 10, 2009


=========================================================================

Tongxin International Ltd. to Host Conference Call for Third Quarter 2009
      Financial Results at 10:00am ET on Tuesday, November 10, 2009

CHANGSHA, China, November 4 /Xinhua-PRNewswire-FirstCall/ -- Tongxin International Ltd. (NASDAQ: TXIC - News), a China-based manufacturer of engineered commercial vehicle body structures ("EVBS" or "Truck Cabs") and stamped body parts, announced its conference call to review the Company's third quarter 2009 financial results. Mr. Rudy Wilson, CEO, and Ms. Jackie Chang, CFO, will conduct the call scheduled for Tuesday,
November 10th at 10:00a.m. ET.    The Company plans to release its third
quarter 2009 results after market close, Monday November 9th.

To attend the call, please use the dial information below. When prompted, ask for the "Tongxin International Conference Call" and/or be prepared to provide the conference ID. Details of the conference call are noted below:

Date:                             November, 10th 2009
Time:                             10:00am ET
Conference Line Dial-In (U.S.):	  1-877-941-4776
International Dial-In:            1-480-629-9762
Conference ID:                    4182012
Webcast link:                     http://viavid.net/dce.aspx?sid=00006CE2

Please dial in at least 10-minutes before the call to ensure timely participation. A playback will be available through November 17th, 2009. To listen, please call 1-800-406-7325 within the United States or 1-303-590-3030 when calling internationally. Utilize the pass code 4182012 for the replay.

This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link - http://viavid.net/dce.aspx?sid=00006CE2, or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through November 10th, 2010.



About Tongxin International Ltd.
Tongxin International Ltd., the largest independent supplier of EVBS in China, is capable of providing EVBS for both the commercial truck and light vehicle market segments. The Company also designs, fabricates and tests dies used in
the vehicle body structure manufacturing process.   EVBS consists of exterior
body panels including doors, floor pans, hoods, side panels and fenders. Tongxin maintains a network of 130 customers throughout 20 provinces in China. Headquartered in Changsha, Tongxin also maintains regional manufacturing in Dali, Ziyang and Zhucheng.

FORWARD LOOKING STATEMENTS
Statements contained in this press release, which are not historical fact, constitute "Forward-Looking Statements." Actual results may differ materially due to numerous important factors that are described in Tongxin International's most recent report to the SEC on Form 6-K, which may be revised or supplemented in subsequent reports to the SEC. Such factors include, among others, the cost and timing of implementing restructuring actions, the Company's ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, and certain global and regional economic conditions. Tongxin International does not intend or assume any obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release.

For more information, please contact:


COMPANY:

     Ms.   Jackie Chang, CFO
     Tel:  626-660-7117
     China:+86-13467553808
     Email:jackie@txicint.com
     Web:  www.txicint.com

INVESTOR RELATIONS:

     John Mattio, SVP
     HC International, Inc.
     Tel: +1-203-616-5144 (U.S.)
     Email:john.mattio@hcinternational.net
     Web: www.hcinternational.net